AAA ENERGY, INC.
                                3841 Amador Way
                                 Reno, Nevada
                       Telephone and fax:  (775) 827-2324


October 12, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

ATTENTION:  RYAN C. MILNE, STAFF ACCOUNTANT

Dear Sirs:

RE:    AAA ENERGY, INC., FORMERLY KNOWN AS AAA MINERALS INC.
       ITEM 4.01 FORM 8-K - FILED AUGUST 14, 2006

We respond to the comments in your letter dated August 16, 2006 as follows:

1. PLEASE REVISE TO CLARIFY WHETHER THE FORMER ACCOUNTANT RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WAS DISMISSED, AND THE SPECIFIC DATE OF SUCH TERMINATION, AS REQUIRED BY ITEM 304(A)(1)(I) OF REGULATION S-B.

       We have indicated in our amended filing submitted herewith that our former accountant resigned on July 21, 2006.

2. WE NOTE THAT YOU DISCLOSE THAT THERE WERE NO DISAGREEMENTS WITH YOUR FORMER ACCOUNTANT FROM YOUR INCEPTION TO THROUGH THE PERIOD ENDED MAY 31, 2006. PLEASE AMEND YOUR FILING TO DISCLOSE WHETHER THERE WERE ANY DISAGREEMENTS WITH THE FORMER ACCOUNTANT THROUGH THE DATE OF TERMINATION. IN THE EVENT OF DISAGREEMENT(S) DURING THE PERIOD FROM INCEPTION TO THE DATE OF TERMINATION, PROVIDE THE SPECIFIC DISCLOSURES REQUIRED BY ITEM 304(A)(1)(IV) OF REGULATION S-B.

       We have disclosed that there were no disagreements with our former accountant through to July 21, 2006, the date of its resignation.

3. PLEASE FILE A COPY OF THE EXHIBIT 16 LETTER FROM YOUR FORMER ACCOUNTANTS STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN YOUR REVISED FORM 8-K IN A FUTURE AMENDMENT

       We have filed the referenced letter as Exhibit 16.1 to our amended Form 8-K.


In addition, we acknowledge that:

       a) the company is responsible for the adequacy and accuracy of the disclosure in our filings;

       b) staff comments or changes to disclosure in response to staff comments in the filings reviewed by staff do not foreclose the Commission from taking any action with respect to the filing; and

       c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Earl Abbott

DR. EARL ABBOTT, PRESIDENT
AAA ENERGY, INC.